Exhibit 99 (c)(4)

29/30 March 2004

Disclaimer 1 This document has been prepared by Morgan Stanley & Co. Limited ("Morgan Stanley") for the Management Board and Supervisory Board of Gucci Group N.V. ("Gucci") for information purposes in connection with presentations to be made to them as to whether the Offer Price to be received by Public Shareholders from Pinault-Printemps-Redoute S.A. ("PPR") pursuant to the terms of the Offer is fair from a financial point of view to such Public Shareholders as a whole. This document should be reviewed and considered as part of such presentations. Capitalised terms in this document shall have the same meaning as given to them in the draft Schedule TO dated March 25, 2004 ("the Offer Document") and prepared by PPR in connection with its public tender offer to purchase any and all of the outstanding common shares of Gucci unless expressly stated otherwise. Morgan Stanley has been advised by Gucci that the current Chief Executive Officer, Creative Director and Chief Financial Officer (together the "Outgoing Management") have each communicated their intention to terminate their employment with Gucci on or about May 1, 2004. Morgan Stanley has considered the potential consequences of such terminations including the resulting uncertainty for Gucci's business. This document is based solely upon information provided or caused to be provided by Gucci and upon information publicly available from generally recognized public sources. Morgan Stanley has assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of this document. Morgan Stanley has also relied upon senior management's assessment of the current business plan of Gucci. Morgan Stanley has not performed any legal due diligence, carried out any accounting or tax review (or given any advice in relation thereto) or made any technical assessment of the assets of Gucci and does not assume any liability in respect thereof. With respect to internal financial statements, the financial projections and other financial data, Morgan Stanley has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Gucci. With respect to draft unaudited accounts prepared in accordance with International Accounting Standards for the year ended January 31, 2004, Morgan Stanley has assumed that such unaudited accounts reflect the results that will ultimately be reported in Gucci's audited financial statements for such period. Morgan Stanley has not had access to the new management and creative team that has replaced or will replace the Outgoing Management of Gucci. The business plan prepared by the Outgoing Management is the only set of projections which was made available to Morgan Stanley by Gucci and Morgan Stanley were advised by Gucci and PPR that no other set of forecasts for Gucci had been prepared and was available. Therefore, Morgan Stanley has necessarily relied upon the business plan prepared by the Outgoing Management when conducting its valuation analysis of Gucci. Morgan Stanley has not made any independent valuation or appraisal of the assets or liabilities of Gucci. The valuation of securities is inherently imprecise and is subject to certain uncertainties and contingencies, all of which are difficult to predict and are beyond Morgan Stanley's control. In connection with the legal and tax matters relating to the Offer, Morgan Stanley has relied upon the information provided by and judgments made by Gucci and PPR and their respective legal and tax advisors. Morgan Stanley has assumed that the Offer will be made and consummated on the terms set forth in the draft Offer Document. Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date hereof. Morgan Stanley has assumed that in connection with the receipt of all necessary regulatory approvals for the Offer, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the transaction. Morgan Stanley has not been authorized to and has not solicited any interest from any third party with respect to a transaction involving the sale or purchase of all or part of the Shares. Morgan Stanley assumes no obligation to update this document at any future date. Morgan Stanley has been retained to provide an opinion to the Management Board and Supervisory Board of Gucci in connection with this transaction and will receive a fee for its services. In the past, Morgan Stanley & Co. Limited and its affiliates have provided financial advisory and financing services to Gucci and PPR respectively and have received fees from each of them respectively for the rendering of these services. Morgan Stanley & Co. Limited and/or its affiliates may, from time to time, engage in transactions and perform services for Gucci and/or PPR in the ordinary course of their business. In addition, in the ordinary course of their trading, brokerage and finance activities, Morgan Stanley & Co. Limited and/or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of Gucci and PPR. It is understood that this document is for the information of the Management Board and Supervisory Board of Gucci and may not be referred to or disclosed to any third party or used for any other purpose without Morgan Stanley's prior written consent. It is not addressed to and may not be relied upon by any third party, including without limitation, employees, creditors or shareholders of Gucci and PPR. Without prejudice to the foregoing, this document may be disclosed where Gucci is required to do so by any applicable law or regulation (including to the Autoriteit Financiele Markten and including the filing of this document to the US Securities and Exchange Commisson as an exhibit to the schedule TO relating to the Offer) and provided that the form and content of any such disclosure has been approved by Morgan Stanley in advance in writing. Morgan Stanley's opinion does not address the merits of the underlying rationale for the Offer and in addition, Morgan Stanley expresses no opinion or recommendation to any Public Shareholder of Gucci as to whether such Public Shareholder should tender its Shares in the Offer or exercise or convert any options to purchase Shares that it may have. Furthermore, if not all of the Shares are acquired by PPR in the Offer, this document should not be taken as addressing in any manner the prices at which the Shares will trade following commencement or completion of the Offer. Morgan Stanley are providing this document to the Management Board and Supervisory Board of Gucci only and no third party shall acquire any rights under it, whether in contract, tort, under the Contract (Rights of Third Parties) Act 1999 or otherwise, whether or not Morgan Stanley has consented to disclosure of this document to such third party.

Transaction History September 2001 Transaction 2 PPR's offer to Gucci minority shareholders made pursuant to PPR obligation under Settlement and Stock Purchase Agreement of September 9, 2001 between PPR, LVMH and Gucci Agreement provided Downside protection to Gucci minority shareholders Minority shareholders guaranteed minimum value on their shares while retaining upside potential A 20% premium delivered to minority shareholders A reduction of overhang on Gucci shares through LVMH exit Minority safeguards An end to a protracted period of legal uncertainty for Gucci Gucci minority shareholder package structured to offer same value as LVMH exit price $101.5 (adjusted to $85.52 offer price after October 2,2003 special dividend) determined with reference to $94 price paid to LVMH, $7 exceptional dividend, regular dividends and time value of money to March 2004

Corporate Governance Arrangements 3 After completion of the offer, PPR has the right to appoint an additional Supervisory Board member thereby expanding the number of directors from 8 to 9 Irrespective of the outcome of the offer, PPR will therefore gain control of the Supervisory Board of Gucci Restated Strategic Investment Agreement, including certain minority safeguards, remains in effect only if after the offer PPR owns less than 85% of Gucci

GUCCI

What Has Happened Since September 2001?

Equity Market Volatility

- Sector hit by political uncertainty, terrorism and economic downturn
- Gucci share price supported by PPR purchase obligation since September 2001 settlement
- If Gucci had performed in-line with the luxury index since 3 September 2001[2], the current share price would be around $74

Gucci Share Price Performance

September 2001 to date - $ Per Share



110
100
90
80
70
60
50
40
Initial Put Price $101.5
Amended Put Price $85.52
02-Oct-03
$15.78 per share
exceptional dividend
$85.52
$73.88
Date
Dec-01
Mar-02
Jul-02
Oct-02
Jan-03
May-03
Aug-03
Nov-03
Mar-04
Gucci
Core Luxury Group Index (1)

Source FactSet as of 26 March, 2004

Notes

1. Including LVMH, Bvlgari, Hermes, Burberry, Richemont and Tiffany. Adjusted for Gucci dividend of $7 at time of offer, and $15.78 special dividend on 26 September 2003 (ex-dividend date)
2. Unaffected price

Morgan Stanley

4

What Has Happened Since September 2001? Difficult Trading Environment Notes 1. Sector consists of Bulgari, Tiffany, LVMH and Hermes 2. Broker consensus forecasts as at 31 August 2001 Actual results for the relevant period 2003 EBITDA pre-exceptional items Operating performance of the luxury sector players adversely impacted by global economic and political uncertainty 5 Gucci Sales Growth Forecast vs. Achieved (€MM) Source Multex Estimates, Company Information Gucci EBITDA Forecast vs. Achieved (€MM) Source Multex Estimates, Company Information Source Multex Estimates, Company Information 47% 21% Sector(1) Underperformance Forecast vs. Achieved 2000-2003E CAGR (%)

Management Uncertainty 6 Announcement by CEO Domenico De Sole and Creative Director Tom Ford that they will leave Gucci in Spring 2004 Other departures: CFO Bob Singer and President/CEO of Boucheron and Gucci Watches Brian Blake New CEO is yet to be announced Announcement of new design team, three of the existing team are to replace Tom Ford at Gucci, while Stefano Pilati, Ford's understudy at YSL is to become creative director at YSL New CFO appointed: Alexis Babeau, previously at Finaref, the credit and financial services arm of PPR Significant uncertainty surrounding company's management, strategy and creative approach going forward

Potential Risks 7 New/unknown management and changes in creative leadership at key brands (Gucci/ YSL) could lead to disruptions in top line growth and profitability Changes to strategic direction, business model or commercial strategy? Turnaround of non-Gucci brands not completed: YSL: sales growth to date has disappointed YSL Beaute: poor performance in 2003, difficult competitive environment Boucheron: CEO departure, significant losses, positioning issues Uncertainty surrounding Gucci caused many research analysts to reduce their fair value estimates after announcement of management departures "Upsetting the balance at Gucci Group at this stage in the company's evolution seems to be a risky move" Bear Stearns, 5 November 2003 "YSL Couture's 2005 break-even objective, as well as the prospects of the Gucci brand, and the future of the small brands, are now more than uncertain" BNP Paribas, 4 November 2003

Broker Date Fair Value of Gucci/ Target Price($) Research Analyst Views on Gucci Valuation Gucci and PPR Research Coverage Research community following Gucci expects shareholders to tender their shares... ...no target prices in excess of the put price PPR SOP analyses indicate a fair value of Gucci at or below the put price 8 Gucci Research Citigroup Morgan Stanley Bank of America UBS CSFB Citigroup West LB Bear Stearns BNP Paribas ING Credit Lyonnais Citigroup Merrill Lynch UBS BNP Paribas JP Morgan PPR Research 03 Dec 03 19 Dec 03 19 Dec 03 19 Dec 03 19 Dec 03 30 Jan 04 26 Feb 04 11 Mar 04 12 Mar 04 03 Nov 03 18 Nov 03 30 Jan 04 16 Feb 04 05 Mar 04 08 Mar 04 12 Mar 04 Source Broker Reports Offer Price $85.52

GUCCI

Valuation Summary

- Comparable company trading multiples suggest a $64 - $71 per share value for Gucci in a continuity scenario
  - Factoring in a 5–10% discount for uncertainty gives a $58 - $68 range
- Premia paid in precedent transactions (minority buy-outs) are in the 15-30% range, pointing to a $74 - $92 per share value
  - Taking into account uncertainty results in a $66 - $88 range
- DCF analysis suggests a range of $73 - $95 per share
  - Sensitising the DCF valuation range for a disruption in the performance of the Gucci division gives a $62 - $80 range

Share Price (1)
$

	Continuity Case Low	Continuity Case High	Factoring in Uncertainty (Illustrative) Low	Factoring in Uncertainty (Illustrative) High
Comparable Company Analysis (2)(3)	64	71	58	68
Premium/ discount to offer price	(25%)	(17%)	(33%)	(21%)
Precedent Transaction Analysis (2)(4)	74	92	66	88
Premium/ discount to offer price	(14%)	+8%	(23%)	+3%
Discounted Cash Flow Analysis (2) (5)	73	95	62	80
Premium/ discount to offer price	(15%)	+11%	(28%)	(6%)

Offer Price $85.52 (Continuity Case)

Offer Price $85.52 (Factoring in Uncertainty)

Notes
1. Exchange rate $/€ of 1.2132, Net Debt (incl. minorities) of €104MM and 101.8MM fully diluted shares (treasury method)
2. Based on Gucci Group's budget and business plan
3. Multiple range determined on the core group of luxury good comparable companies (Bvlgari, Hermès, Tiffany, LVMH, Vendôme, Burberry, Coach)
4. Based on sample of transactions of US and European minority buy-outs since 1998 with transaction size > $200M and cash-only consideration
5. WACC of 8.6% - 9.6% and perpetual growth rate of 2.0% - 3.0%

Morgan Stanley

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Appendix A Financial Information Provided to Morgan Stanley

Financial Information Provided to Morgan Stanley Financial Information Provided to Morgan Stanley 10 2003 draft unaudited consolidated accounts of Gucci 2004 budget and 2005-2006 business plan of Gucci as prepared by outgoing management in November 2003 Forecasts for individual divisions (excluding Gucci division) as prepared for the asset impairment test performed in connection with the 2003 audit Gucci and PPR advised there were no alternative business plans developed since November 2003 In the absence of alternatives, these forecasts therefore formed the basis of our valuation analysis

Appendix B Gucci Valuation

Gucci Valuation Gucci Share Price vs. Discounted Value of Put Price 11 Source Morgan Stanley, Bloomberg, Factset Comparison of Share Price and Put Look Through Value $ per Share Average 30-day historical volatility of Gucci over the last 12 months is 3% relative to 20.7% for LVMH and 24.0% for Hermes for instance Over the last 5 months Gucci has traded within a very narrow band relative to the discounted value of the put price During early 2002 the Gucci share price was above the theoretical put value as Gucci shares rose in-line with the luxury sector

Gucci Valuation Recent Gucci Share Price Performance Notes Price is as of New York listing, volume is total Amsterdam and New York. Adjusted for special dividend of $15.78 on September 26, 2003 (ex-dividend date) Volume weighted average based on trading on NYSE and Euronext Amsterdam 26 March 2004 Period during which PPR was prevented from buying shares in the market pursuant to RSIA 12 Gucci Share Price Performance Since Div. Payment - $ per Share No. of Shares Source Factset Put Price = $85.52 2Q03 Results Resignation DDS and TF 3Q03 Results

Gucci Valuation Research Community Views on Gucci Valuation Gucci Coverage Market consistently believes that intrinsic value is below the put price and that the PPR offer will be successful Target prices aligned to offer price 13 Note Based on exchange rate assumed by individual brokers

Gucci Valuation Research Community Views on Gucci Valuation PPR Coverage We looked at value obtained for Gucci by analysts in recent PPR SOP analyses 14 Note Based on exchange rate assumed by individual brokers

Gucci Valuation Impact of Uncertainty Analyst Reaction to Management Resignation We have looked at analyst reaction to the announcement of the management resignation and how research has tentatively factored in the uncertainty it created After the announcement, many analysts marked down their valuation of Gucci 15 Note Decline in estimate of fair value associated with departure of Tom Ford and Domenico de Sole Range 7 - 28%

Gucci Valuation Comparable Companies Trading Multiples Aggregate Value/EBITDA and Aggregate Value/EBITA 16 Source IBES Consensus, Broker Estimates, Data as of 26 March 2004 2004E and 2005E AV/EBITA x 2004E and 2005E AV/EBITDA x Source IBES Consensus, Broker Estimates, Data as of 26 March 2004 (1) (1) Note Coach forecasts for 2005 not available

Gucci Valuation Comparable Companies Trading Multiples Price/Earnings 17 2004E and 2005E Pre GW P/E x Source IBES Consensus, Broker Estimates, Data as of 26 March 2004

Gucci Valuation Precedent Transaction Analysis Methodology 18 The analysis of precedent minority buy-outs in Europe and US gives a median premium of 22% and an average premium of 25% to the share price 30 days prior to the announcement Methodology We have examined transactions in the US and Europe where a controlling shareholder made an offer, in cash, for the shares it did not own in a publicly-traded subsidiary (transaction value > $200 MM) Results The sample shows a median and average premium to the share price 30 days prior to announcement of 22% and 25% respectively, with a wide range of 2% to 69% An analysis of minority buy-outs in the Netherlands since 1994 shows an average premium of 15% Only one luxury sector minority buy-out (Richemont/Vendome, November 1997), which was at a premium of 26% to the price 1 day prior and a premium of 3% to the price 60 days prior (before the impact of Asian crisis)

Gucci Valuation Discounted Cash Flow Methodology 19 Financial Projections Outgoing Management Case A 10 year set of projections was constructed based on The Gucci business plan for each division for fiscal years 2004, 2005 and 2006, prepared by outgoing management, after certain adjustments suggested by Gucci Forecasts for individual divisions prepared for the asset impairment test analysis performed by PWC in February 2004, which detailed DCF forecasts for 5 - 10 years depending on the brand However, no impairment test analysis available for Gucci division. Gucci projections post 2006 prepared by Morgan Stanley and discussed with Gucci and PPR management Adjustments were made to the YSL and YSL Beaute business plan based on information provided to us by Gucci management Discussions with senior management, including the outgoing management team and PPR Equity research forecasts Gucci's current tax structure and favourable tax rate (average c.25%) expected to stay in place, as confirmed by PPR Sensitivity Analysis We have performed a sensitivity analysis on the DCF value based on a scenario assuming a modest disruption in Gucci's business Essentially it assumes that the recently appointed design team for the Gucci brand is ultimately successful but its first two collections (Spring/Summer and Autumn/Winter 2005) are weak. Gucci returns to normal growth thereafter This sensitivity analysis is performed for the Gucci division only Weighted Average Cost of Capital WACC of 8.6 - 9.6% : unlevered Beta of 1.3 based on luxury goods comparable companies, risk-free rate of 3.9% and a debt-free capital structure, in line with industry peers Terminal Value Perpetual growth rate methodology with a terminal growth rate of 2.0% - 3.0%